UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2013

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RRsat Global Communications Network Ltd.

On April 7, 2013, Viola Group, a private equity firm (“Viola”), announced that on April 4, 2013 it entered into a series of agreements to acquire (i) approximately 13% of the Registrant’s shares from Kardan Communications Ltd. (“Kardan”) and (ii) approximately 7% of the Registrant’s shares from David Rivel (“Rivel”), the Registrant’s founder, director and former Chief Executive Officer, for a purchase price of approximately $8.00 per ordinary share of the Registrant.

On April 22, 2013, Del-Ta Engineering Equipment Ltd. (“Del-Ta”), the holder of approximately 39.26% of the Registrant’s outstanding shares, announced that it entered into a shareholders agreement with Viola (the “Shareholders Agreement”).

Pursuant to a public report filed by Del-Ta’s parent company in Israel on April 22, 2013, Del-Ta and Viola agreed in the Shareholders Agreement on the following:

(i)	to cooperate to amend the Registrant’s Articles of Association such that directors will be elected by a regular majority vote of the shareholders;

(ii)
procedures for the director nomination and voting on such nominees, such that each party shall nominate four directors (or two directors if its shareholding fall below a certain threshold) and one outside director and agree on the identity of an independent director nominee;

(iii)	understandings with respect to the election of the chairman of the Registrant’s board of directors;

(iv)
To cooperate to amend the Registrant’s Articles of Association to adopt special board majority vote requirements (70%) for approving specified material matters, including material changes to the Registrant’s operations, highly dilutive securities offerings, acquisition and significant investments, the appointment and terms of engagement of the Registrant’s CEO and changes to the Registrant’s dividend policy;

(v)	understandings with respect to the adoption of a dividend policy to distribute 50% of the Registrant’s net income;

(vi)	tag-along rights with respect to sale purchases; and

(vii)	a mechanism for the sale of unregistered shares of the Registrant in open-market transactions under Rule 144.

Pursuant to Del-Ta’s report, upon consummation of the purchase agreement between Viola and Rival, the existing shareholders agreement between Del-Ta and Rival will terminate.

For additional information on the transaction between Viola and Kardan, please see the Registrant’s report on Form 6-K dated April 8, 2013.

The Registrant is not a party to any of the agreements listed in this report.  The information included in this report is based solely on information publicly disclosed by Del-Ta, Kardan and Viola.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ ORNA NAVEH
Name:	Orna Naveh
Title:	General Counsel and Secretary

Date: April 22, 2013